August 13, 2025

Aharon Diveroli
Chief Investment Officer
Diveroli Investment Group LLC
848 Brickell Ave., Suite PH5
Miami, Florida 33131

       Re: LQR House Inc.
           Schedule 13D filed July 18, 2025 by Diveroli Investment Group LLC et al.
           File No. 005-94195
Dear Aharon Diveroli:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed July 18, 2025
General

1.     We note that the date of event reported as requiring the filing of the
Schedule 13D
       was June 27, 2025. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the June 27, 2025 event date, the Schedule 13D submitted on July
       18, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
Item 2. Identity and Background, page 1

2. Please amend this section to provide the information specified in Item 2(d) and (e) of
       Schedule 13D.
 August 13, 2025
Page 2
Item 3. Source and Amount of Funds or Other Consideration, page 1

3. Please amend this section to provide the information specified in Item 3 of Schedule
       13D, including the amount of funds or other consideration used in making the purchase.
Item 4. Purpose of Transaction, page 1

4. Please revise to state the purpose or purposes of the acquisition of securities of LQR
       House Inc. Refer to Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer, page 1

5. We noticed securities may have been purchased between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. Item 5(c) of Schedule
       13D requires the beneficial owner to    describe any transactions in the
class of
       securities reported on that were effected during the past sixty days. The Instruction thereto requires that the description of the reported transactions, at a minimum, include the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected." Please revise to specify all of the required information for each relevant transaction, or advise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions